                                                                    EXHIBIT 99.1

                            KINROSS GOLD CORPORATION

              EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62-103

                IN CONNECTION WITH THE ACQUISITION OF SECURITIES

                          OF ST. ANDREW GOLDFIELDS LTD.

A.      THE NAME AND ADDRESS OF THE OFFEROR:

        Kinross Gold Corporation
        40 King Street West
        52nd Floor
        Toronto, Ontario  M5H 3Y2

B. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE OFFEROR'S SECURITYHOLDING PERCENTAGE IN THE CLASS OF SECURITIES OF WHICH THE OFFEROR ACQUIRED OWNERSHIP OR CONTROL IN THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE OBLIGATION TO FILE THE NEWS RELEASE, AND WHETHER IT WAS OWNERSHIP OF CONTROL THAT WAS ACQUIRED IN THOSE
        CIRCUMSTANCES:

        Kinross Gold Corporation ("Kinross") has entered into a definitive agreement whereby Kinross has agreed to sell its Aquarius property and certain related assets in exchange for 100 million common shares of St. Andrew Goldfields Ltd. ("St. Andrew") and 25 million warrants each exercisable for one common share of St. Andrew at the exercise price of Cdn.$0.17 per share for a period of 24 months. The closing of the transaction is subject to the satisfaction of standard closing conditions, including all regulatory approval. As a result of this transaction, upon closing, Kinross will acquire ownership in an aggregate of 100 million common shares of St. Andrew representing approximately 14% of the issued and outstanding shares of St. Andrew on a non-diluted basis.

C. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE OFFEROR'S SECURITYHOLDING PERCENTAGE IN THE CLASS OF SECURITIES IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO OBLIGATION TO FILE THE NEWS RELEASE:

        See paragraph B above.

D. THE DESIGNATION AND NUMBER OF PRINCIPAL AMOUNT OF SECURITIES AND THE PERCENTAGE OF OUTSTANDING SECURITIES OF THE CLASS OF SECURITIES REFERRED TO IN PARAGRAPH (C) OVER WHICH

        (I) THE OFFEROR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAS OWNERSHIP AND CONTROL:

                See paragraph B above.

        (II) THE OFFEROR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAS OWNERSHIP BUT CONTROL IS HELD BY OTHER PERSONS OR COMPANIES OTHER THAN THE OFFEROR OR ANY JOINT ACTOR:

                Nil.

        (III) THE OFFEROR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAS EXCLUSIVE OR SHARED CONTROL BUT DOES NOT HAVE OWNERSHIP:

                Nil.

E. THE NAME OF THE MARKET IN WHICH THE TRANSACTION OR OCCURRENCE THAT GAVE RISE TO THE NEWS RELEASE TOOK PLACE:

        Not applicable.

F. THE PURPOSE OF THE OFFEROR AND ANY JOINT ACTORS IN EFFECTING THE TRANSACTION OR OCCURRENCE THAT GAVE RISE TO THE NEWS RELEASE, INCLUDING ANY FUTURE INTENTION TO ACQUIRE OWNERSHIP OF, OR CONTROL OVER, ADDITIONAL SECURITIES OF THE REPORTING ISSUER:

        These securities are being acquired for investment purposes and, other than as indicated therein, Kinross may increase or decrease its holdings in St. Andrew at attractive prices at any time.

G. THE GENERAL NATURE AND THE MATERIAL TERMS OF ANY AGREEMENT, OTHER THAN LENDING ARRANGEMENTS, WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER ENTERED INTO BY THE OFFEROR, OR ANY JOINT ACTOR, AND THE ISSUER OF THE SECURITIES OR ANY OTHER ENTITY IN CONNECTION WITH THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE NEWS RELEASE, INCLUDING AGREEMENTS WITH RESPECT TO THE ACQUISITION, HOLDING, DISPOSITION OR VOTING OF ANY OF THE
        SECURITIES:

        See paragraph B above.

H. THE NAMES OF ANY JOINT ACTORS IN CONNECTION WITH THE DISCLOSURE REQUIRED BY THIS FORM:

        Not applicable.

I. IN THE CASE OF A TRANSACTION OR OCCURRENCE THAT DID NOT TAKE PLACE ON A STOCK EXCHANGE OR OTHER MARKET THAT REPRESENTS A PUBLISHED MARKET FOR THE SECURITIES, INCLUDING AN ISSUANCE FROM TREASURY, THE NATURE AND VALUE OF THE CONSIDERATION PAID BY THE OFFEROR:

        The securities will be acquired in exchange of the Aquarius gold deposit and related assets.

J. IF APPLICABLE, A DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACT SET OUT IN A PREVIOUS REPORT BY THE OFFEROR UNDER THE EARLY WARNING REQUIREMENTS OR PART 4 OF NATIONAL INSTRUMENT 62-103 IN RESPECT OF THE REPORTING ISSUER'S SECURITIES:

        Not applicable.

        DATED this 3rd day of January, 2006.


                                               KINROSS GOLD CORPORATION


                                               PER: /s/ Shelley M. Riley
                                                    --------------------

                                               V.P. Administration and Corporate
                                               Secretary